UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated June 21, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID CNPJ No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (BM&FBOVESPA: FIBR3 | NYSE: FBR), a corporation with headquarters in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, 302, 3th and 4th (part) floors, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia, enrolled in the Corporate Taxpayer ID (CNPJ/MF) under No. 60.643.228/0001-21, registered with the Securities and Exchange Commission of Brazil (“CVM”) as a publicly-held company category”A”, under the code No. 12793 (“Company”), hereby informs its shareholders, investors and the market in general that:

Primarily, the Company, as a world leader in the production of eucalyptus pulp, constantly evaluates and monitors opportunities of growth by the acquisition of strategic assets that aggregate value to the Company and that contribute to maintain its leadership role in the sector.

Notwithstanding, until this moment, the Company, although interested, has not entered into a binding obligation of any nature in relation to an operation of purchase of the shares issued by Eldorado Brasil Celulose S.A.

Lastly, the Company reinforces its commitment to duly comply with its obligation of releasing information to its shareholders, investors and the market in general according to the rules currently in force and its policy for release of material act and fact, including eventual operations or acquisitions of strategic assets.

Yours faithfully,

São Paulo, June 21, 2017.

Guilherme Perboyre Cavalcanti

Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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